UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2019

Commission File No.: 333-204074

WINS FINANCE HOLDINGS INC.

1F, Building 1B
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Address of Principal Executive Offices.)

1F, Building 7
No. 58 Jianguo Road, Chaoyang District
Beijing 100024, People’s Republic of China
(Former Address of Principal Executive Offices)

1177 Avenue of the Americas
5th Floor
New York, NY 10036
646 694 8538
(New York Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

On November 18, 2019. Wins Finance Holdings Inc. (the "Company") received a notification letter from the NASDAQ Stock Market ("NASDAQ") stating the Company was not in compliance with NASDAQ Listing Rule 5250(c)(1) due to its failure to timely file its Annual Report on Form 20-F for the year ended June 30, 2019 (the "2019 20-F"). The NASDAQ notification letter provides the Company 60 calendar days from the date of the notification, or until January 17, 2020, to submit a plan to NASDAQ to regain compliance with the NASDAQ's continued listing requirements. If the plan is accepted, NASDAQ can grant an exception of up to 180 calendar days, or until May 13, 2020, for the Company to regain compliance. The Company may regain compliance at any time by filing its 2019 20-F. If NASDAQ does not accept the Company's compliance plan, the Company will have the opportunity to appeal that decision to a Hearing Panel under Listing Rule 5815(a). The NASDAQ notification letter has no immediate effect on the listing of the Company's common stock on the NASDAQ Capital Market. The Company intends to provide a plan of compliance to the NASDAQ Staff on or before January 17, 2020.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On November 19, 2019, (i) Renhui Mu resigned from his position as Chairman of the Board of Directors of the Company (he remains the Chief Executive Officer and a directors of the Company), and (ii) Junfeng Zhao resigned from his position as a director of the Company (he remains the Chief Financial Officer of the Company).

Also on November 19, 2019, the Company appointed Haoying Yang as Chairman of the Board of Directors of the Company and Zhide Zhou was appointed as Chief Operating Officer of the Company.

Yang Haoying (“Mr. Yang”), aged 40, joined Freeman FinTech Corporation Ltd, the major shareholder of the Company, in August 2016 and was appointed as an Executive Director in October 2016. Mr. Yang was re-designated as Chief Operating Officer in January 2017 and re-designated from Chief Operating Officer to Chief Executive Officer in July 2018. Mr. Yang resigned as Chief Executive Officer in April 2019 but remains an Executive Director. Mr. Yang currently also serves as a director of certain subsidiaries of Freeman FinTech Corporation Ltd. Mr. Yang holds a Master’s degree in IMBA (Financial) from Shanghai Jiaotong University and a Bachelor’s degree in Mechanical Engineering and Automation from Jilin University in China. Mr. Yang has over 12 years of experience in corporate finance, asset management and private equity in Hong Kong and China. Mr. Yang led the private equity department Shenzhen team in Pingan Trust Co., Ltd, from March 2011 to April 2015, and served as a managing director of the private equity department in Zhongtai International Asset Management Limited, an asset management company, from April 2015 to September 2015. Mr. Yang acted as a managing director of the private equity department in Mason Group Holdings Limited (Stock Code: 273) from September 2015 to August 2016 which is a company listed on the main board of the Stock Exchange.

Zhide Zhou (“Mr. Zhou”), aged 55, has nearly 30 years of experience in the securities industry. He has served as General Manager of Institutional sales for Freeman FinTech Corporation Limited since October 2017. From March 2016 to October 2017, he served as General Manager in Shanghai Mill River Investment Ltd. From November 2011 to March 2016, he served as General Manager of Institutional in Changjiang Securities Co. Ltd. From June 2008 to November 2011, he served as General manager of sales and trading department of Great Wall Securities Co., Ltd. Mr. Zhou obtained his EMBA from China Europe International Business School, his Master of Signals and Systems from Hefei University of Technology and his Bachelor of Radio Technology from Hefei University of Technology.

Financial Statements and Exhibits.

Exhibit No.	Description

99.1	Press release dated November 19, 2019

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 19, 2019

WINS FINANCE HOLDINGS INC.

By: /s/ Renhui Mu

Name: Renhui Mu

Title:   Chief Executive Officer